SEC FILE NUMBER
0-51027
CUSIP NUMBER
90341G103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

USA Mobility, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6850 Versar Center, Suite 420

Address of Principal Executive Office (Street and Number)

Springfield, Virginia 22151-4148

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

USA Mobility, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2012 (the “Form 10-K”) without unreasonable effort or expense due to the circumstances described below.

During the fourth quarter of 2012 both management and the Company’s independent public accountants, Grant Thornton LLP, concluded that a material weakness in internal control over financial reporting existed at the Company’s indirect wholly owned subsidiary, Amcom Software, Inc. (“Amcom”). Management determined that Amcom’s existing internal controls for revenue recognition were not adequately designed (1) to provide sufficient evidence to support the conclusion that software was installed and functional at the customer site and all service obligations were satisfied under such arrangements in order to recognize revenue and (2) to ensure proper review over the processing of sales orders to ensure that they were accounted for in accordance with the requisite accounting guidance when such transactions also included non-software deliverables. Management also concluded that this material weakness does not impact the existence or validity of the underlying revenue transactions or the Company’s receipt of cash for these revenue transactions. To address this material weakness management undertook a review of all relevant revenue transactions to ensure that revenue was recognized in the proper periods and at the proper amounts. This review of all relevant revenue transactions has not yet been finalized, has delayed the completion of the Company’s annual audit and has impacted the Company’s ability to timely file its Form 10-K without unreasonable effort or expense. The Company expects to file its Form 10-K as soon as practical.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shawn E. Endsley	(800) 611-8488
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

USA Mobility, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 18, 2013	By:	/s/ Shawn E. Endsley
Shawn E. Endsley
Chief Financial Officer